SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 6, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 2 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 2.  Identity and Background

         The descriptions of Mr. Trout contained in Paragraphs A and B of Item 2 are hereby amended to read in their entirety as follows:

         Kenneth H. Trout         Director and Executive Vice President of
                                  Holdings, and Chief Operating Officer and
                                  Executive Vice President of Rosemore


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraph:

         On March 6, 2000, Rosemore submitted a letter to Crown proposing that Rosemore would acquire all outstanding shares of Class A and Class B Common Stock of Crown not owned by Rosemore at a price of $8.35 per share, payable in cash. A copy of the letter is filed as an exhibit to this Amendment No. 2 and is incorporated by reference herein. In connection with Rosemore's decision to send the letter, Rosemore retained Aegis Muse Associates, LLC as its financial advisor.

Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 5 - Joint Filing Agreement as required by Rule 13d-1(k).

         Exhibit 6 - Letter dated as of March 6, 2000 from Rosemore to Crown.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

March 6, 2000                                By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

March 6, 2000                                By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

March 6, 2000                                Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 6, 2000                                Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 6, 2000                                Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

March 6, 2000                                /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 6, 2000                                Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

March 6, 2000                                Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

March 6, 2000                                Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number              Description

5.                  Joint Filing Agreement as required by Rule
                    13d-1(k)

6.                  Letter dated as of March 6, 2000 from Rosemore to Crown.

                                                                       EXHIBIT 5

         The undersigned hereby agree that Amendment No. 2 ("Amendment No. 2") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 2.

                                             ROSEMORE, INC.

March 6, 2000                                By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

March 6, 2000                                By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

March 6, 2000                                Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 6, 2000                                Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 6, 2000                                Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

March 6, 2000                                /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 6, 2000                                Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

March 6, 2000                                Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

March 6, 2000                                Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact

                                                                       EXHIBIT 6



                           [Rosemore, Inc. Letterhead]





                                  March 6, 2000



STRICTLY CONFIDENTIAL

Board of Directors of
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland 21201
Attention: Mr. Michael F. Dacey

Ladies and Gentlemen:

         As you are aware, on February 25, 1999, Crown Central Petroleum Corporation (the "Company") announced that it had engaged Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor and to provide the Company with financial advice and assistance in evaluating strategic alternatives. Since that time, the Company with the assistance of CSFB has been exploring strategic alternatives through a process in which we have not been involved. In light of our position as a significant shareholder of the Company, and in anticipation of our need to review and respond in a timely manner to any significant strategic alternative which might be proposed by the Board of Directors of the Company, in December we formed a special committee of our Board of Directors and charged that committee with the task of evaluating our investment in the Company. On January 18, 2000, representatives of CSFB, after discussion with the independent members of the Company's Board of Directors, invited us to make a proposal concerning the Company and offered to make available to us information concerning the Company which previously had been made available to other interested parties. Following our execution of a confidentiality agreement with you on January 26, 2000, we have been working together with our legal and financial advisors to complete our preliminary due diligence and determine whether we wished to make a proposal to you. We have devoted significant operating, financial, legal and accounting resources toward this end. Now that our preliminary work is concluded, the Board of Directors of Rosemore, Inc. ("Rosemore") at a special meeting has determined that Rosemore should submit this proposal to acquire (the "Acquisition") the Company at a price of $8.35 for each share of Class A and Class B Common Stock of the Company not owned by us (the "Per Share Purchase Price"), on the terms and conditions set forth in this letter.

Board of Directors of
Crown Central Petroleum Corporation
March 6, 2000

         In considering our proposal please be assured that our financial advisors have met with senior management of the Company to identify certain potential costs savings, and these have been taken into consideration and are fully reflected in the Per Share Purchase Price. In addition, the Per Share Purchase Price assumes that in connection with the Acquisition there are, or following the Acquisition there will be, no obligations of the Company with respect to any outstanding options to purchase the Company's stock under the Company's employee benefit plans.

         Our proposal is subject to (i) the negotiation of a mutually acceptable merger agreement between us and the approval of the agreement by our Board of Directors, (ii) the unanimous approval of the independent directors of the Company, (iii) the approval of the transaction by the Company's shareholders, and (iv) the receipt of all necessary governmental approvals. We do not foresee governmental approvals causing a delay in the timing of the proposed transaction. The merger would not be conditioned upon financing.

         We are prepared to move quickly to negotiate the definitive merger agreement and to consummate the Acquisition. As part of that process, we would need to complete any required further due diligence, including our review of certain important information which we have not previously had the opportunity to review. While we have no reason to believe that any significant new issues will be raised, we would like the opportunity to complete our review and, if necessary, discuss their contents, with senior management of the Company. We have prepared a form of merger agreement that we are prepared to execute with the Company, assuming that the disclosure schedule that you prepare in response to the merger agreement does not disclose any material information which you did not share with us during our due diligence investigation of the Company to date. If you wish to pursue our proposal, we will be pleased to provide you with a copy of the form of merger agreement.

         Our proposal will expire at 5:00 p.m., Maryland time, on Friday, March 10, 2000 or at such time as our proposal is rejected by or on behalf of the Company.

         We reiterate that we are submitting this proposal because we have been requested to do so by the Company. We have not suggested, and by submitting this proposal do not mean to suggest, that we would not give favorable consideration to any alternative proposal made by a third party which our Board of Directors believes meets our strategic and tax objectives and considers fair to and in the best interests of Rosemore and its shareholders.

         This letter constitutes a non-binding proposal by us with respect to the Acquisition, and accordingly we shall not have any obligation to you (other than as provided in the confidentiality agreement previously executed by us) with respect to our proposal or the Acquisition prior to the execution of a definitive agreement.

Board of Directors of
Crown Central Petroleum Corporation
March 6, 2000

         Please call Mr. Edward L. Rosenberg at Rosemore (410-347-7090), Mr. Garfield L. Miller III at Aegis Muse Associates (212-245-2552), or Mr. John A. Marzulli, Jr. at Shearman & Sterling (212-848-8590) if you would like to discuss any aspect of our proposal.

                                        Sincerely,

                                        ROSEMORE, INC.

                                        By:  /s/ Edward L. Rosenberg
                                           -------------------------------------
                                           Name:   Edward L. Rosenberg
                                           Title:  President and Chief Executive
                                                     Officer